Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an advertisement first published by HP on February 24, 2002.

Flip:

On the merger: Walter Hewlett, an HP Director, votes for the merger of HP/Compaq. (9/3/01)[1]

On shareowner value: Walter Hewlett says he is launching a proxy campaign against the merger to serve the best interests of HP shareowners. (12/7/01)

On PwC®: Walter Hewlett is reported to have supported the acquisition of PricewaterhouseCoopers’ consulting business.® (2/14/02)[2]

On his advisors: Walter Hewlett declares he has hired an investment firm to independently evaluate the merger. (11/6/01)[3]

On a “plan”: Walter Hewlett says: “I want this very clearly understood that I am not presenting a plan.” (2/12/02)[4]

On the future of imaging and printing: Walter Hewlett recommends HP invest in and defend its profitable imaging and printing business. (2/12/02)[5]

On management: Walter Hewlett goes to great lengths to say he is not expressing a lack of confidence in Carly Fiorina’s management. (11/7/01)[6]

*Permission to use quotation was neither sought nor obtained. 1HP SEC Filing, 2AP, 3SEC Filing, 4Reuters, 5WH press release, 6Financial Times, 7Reported Jan 4, 2002, SJ Mercury News, 8Financial Times, 9SEC Filing, 10WSJ, 11SEC Filing, 12CBS Marketwatch, 13WSJ. PwC and PricewaterhouseCoopers are registered trademarks of PricewaterhouseCoopers LLP.

For important information about the merger, see HP’s registration statement on Form S-4, dated February 5, 2002, which is available free of charge on the SEC’s website at www.sec.gov. This advertisement contains forward-looking statements, such as future cost-savings, earnings growth, and profitability, which are based upon a number of assumptions. These forward-looking statements are subject to risks and uncertainties, including the risks described in HP’s registration statement referred to above. If any of these risks or uncertainties materialize, actual results could differ materially from the expectations in these forward-looking statements.

Flop:

On the merger: Walter Hewlett publicly declares his opposition to the merger of HP/Compaq. (11/6/01)

On shareowner value: Walter Hewlett’s foundation sells over 5.5 million HP shares for more than $100 million, taking advantage of a brief spike in the stock price he takes credit for causing. (Nov. – Dec. 2001)[7]

On PwC®: Walter Hewlett says he was never “keen” on HP’s plan to acquire PricewaterhouseCoopers’ consulting business.® (2/14/02)8*

On his advisors: Walter Hewlett admits he has promised his “independent” investment advisors a $12 million fee if the merger is defeated. (2/4/02)[9]

On a “plan”: Walter Hewlett, bowing to criticism, suggests a “plan.” (2/19/02)[10] The same day he says he is not presenting a “plan” but “a set of guidelines that offers a framework…” (2/19/02)11*

On the future of imaging and printing: Walter Hewlett says HP should consider spinning off its profitable imaging and printing business. (2/20/02)[12]

On management: Walter Hewlett says: “…I think it would be better if she left.” (2/11/02)13*

What next?

To vote in favor of the HP/Compaq merger – a real plan, a plan that does not flip or flop – check the FOR box on your WHITE proxy card or voting instruction form and sign, date and return it in the pre-addressed envelope provided. If you have questions or need assistance voting your shares, call Innisfree M&A Inc. toll-free at
(877) 750-5836 or Georgeson Shareholder toll-free at (888) 921-5724.
For more information about the merger, visit www.VotetheHPway.com

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any protections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory, the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contracting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contracting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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